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                                                                      EXHIBIT 23

                          Independent Auditors' Consent

The Board of Directors
Nuveen Investments, Inc.:

We consent to the incorporation by reference in the registration statement No. 333-36996 on Form S-8 of Nuveen Investments, Inc. of our report dated February 16, 2004, with respect to the consolidated balance sheets of Nuveen Investments, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in common stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003, annual report on Form 10-K of Nuveen Investments, Inc.

Our report refers to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," in 2002.

/s/ KPMG LLP





Chicago, Illinois
March 10, 2004